EXHIBIT 12.1

	For the Year Ended December 31,
	2015	2014	2013	2012		2011
Earnings
Income (loss) from continuing operations	$14,601	$10,718	$2,451	$(2,031)		$(5,807)
Add:
Fixed charges	10,021	6,975	6,526	5,531		2,648
Capitalized interest	(300)	(303)	(232)	—		—

Total earnings	$24,322	$17,390	$8,745	$3,500		$(3,159)

Fixed Charges

Add:
Interest expensed	$9,639	$6,591	$6,214	$5,472		$2,612
Capitalized interest	300	303	232	—		—

Estimate of the interest within rental expense	82	81	80	59		36

Total Fixed Charges	10,021	6,975	6,526	5,531		2,648
Preferred stock dividends	3,565	3,565	3,565	1,604		—

Combined Fixed Charges and Preferred Stock Dividends	$13,586	$10,540	$10,091	$7,135		$2,648

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.79	1.65	0.87	0.49	(1)	— (1)

(1)	Fixed charges exceed earnings by $2.0 million and $5.8 million for the years ended December 31, 2012 and 2011, respectively